[TOTAL LETTERHEAD]

September 6, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: Mr. H. Roger Schwall

Re:	TOTAL S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 28, 2013 SEC Letter Dated August 7, 2013 File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated August 7, 2013, setting forth the Staff’s comment relating to our annual report on Form 20-F for the year ended December 31, 2012, filed on March 28, 2013. Set forth below is the response of TOTAL S.A. (the “Company”) to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2012

Business Overview, page 12

Oil and Gas Acreage, page 37

1.	We note that you have 123 million net undeveloped acres as of year-end 2012 which includes leases and concessions. Please tell us the proved undeveloped reserves, if any, which you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development.

Mr. H. Roger Schwall

Securities and Exchange Commission

R:	All of our proved undeveloped reserves are attributed to acreage on which oil and gas production has already started or is scheduled to have started before the expiration date.

Number of Net Oil and Gas Wells Drilled Annually, page 38

2.	It appears that you have drilled 131.7, 82.2 and 135.3 net dry development wells in the Americas during 2012, 2011 and 2010, respectively. We see similar results for 2007-2009. Given that development wells are drilled in the proved area of an oil or gas reservoir (see FASB ASC Section 932-235-20 Glossary, page 2 of 8); please explain to us the circumstances of your drilling 326 dry holes of 645 development wells in the last three years. Discuss the disclosure of these dry hole results and costs. We may have further comment.

R:	More than 99% of the net dry wells (Development, Americas) reported for 2010, 2011 and 2012 corresponded to stratigraphic test or service wells drilled in TOTAL’s oil sands operations in Canada for a total cost over this three-year period of approximately €146 million. The following table sets forth the detailed net well count for the development wells, service wells and stratigraphic test wells:

Nature of Areas	Nature of Wells	2012	2011	2010	Total
Proved	Development wells	0.3	0.2	0.2	0.7
	Service wells	29.5	22.5	13.0	65.0
	Stratigraphic test wells	7.0	10.0	0.0	17.0
Unproved	Service wells	12.4	0.0	11.0	23.4
	Stratigraphic test wells	82.5	49.5	88.3	220.3

	Total	131.7	82.2	112.5*	326.4

*	The 2010 figure of 135.3 referenced in your question corresponds to the number of net productive wells drilled in 2010. Due to a formatting error on page 38 of our 2012 Annual Report on Form 20-F (“2012 Form 20-F”), the relevant table’s headers for 2011 and 2010 were mislabeled, but the corresponding figures correctly conform to the 2012 header format. We will correct this formatting error in our future disclosure.

A thorough review of the 2010-2012 dry wells (Development, Americas) reporting has indicated that 243.6 net wells were drilled in unproved areas and, therefore, should have been classified as exploratory type wells and not as development type wells. Accordingly, the corresponding incurred cost of approximately €55 million over the three-year period (2010: €11 million; 2011: €15 million; 2012: €29 million) should have been reported as exploration cost and not as development cost on page S-13 of our 2012 Form 20-F.

Mr. H. Roger Schwall

Securities and Exchange Commission

In future filings, we will amend the table displaying the number of net oil and gas wells drilled annually (see page 38 of our 2012 Form 20-F) by limiting the dry wells to actual dry wells and by indicating the number of stratigraphic test and service wells in a footnote for oil sands operations. In addition, we will adjust, starting with our December 31, 2013 disclosure, the amounts in the cost incurred table (see page S-13 of our 2012 Form 20-F), which adjustments we note are non-material.

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For future correspondence from the Staff to the Company, we would appreciate it very much if you would copy Andrew Zdrahal of the Company’s Legal Department (fax: +33-1-4744-4305) and Krystian Czerniecki of Sullivan & Cromwell LLP (fax: +33-1-7304-1010).

As requested, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. H. Roger Schwall

Securities and Exchange Commission

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ PATRICK DE LA CHEVARDIÈRE
Patrick de La Chevardière Chief Financial Officer

cc:	Ronald Winfrey (Securities and Exchange Commission) Jonathan Marsh Andrew Zdrahal (TOTAL S.A.) Krystian Czerniecki (Sullivan & Cromwell LLP)